

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 19, 2009

Via U.S. Mail and facsimile to (5255) 2581-4422

Mr. Carlos José García Moreno Elizondo
Chief Financial Officer
América Móvil, S.A.B. de C.V.
Lago Alberto 366
Colonia Anáhuac, 11320
México D.F., México

> **Re: América Móvil, S.A.B. de C.V.**
> **Form 20-F for the year ended December 31, 2008**
> **Filed June 30, 2009**
> **File Nos. 000-32245 and 001-16269**

Dear Mr. Elizondo:

 We have completed our review of your filing and, at this time, have no further comments.

                                        Sincerely,

                                        /s/ Larry Spirgel
                                        Larry Spirgel
                                        Assistant Director

cc: via facsimile to (212) 225-3999
        Nicolas Grabar
        Cleary Gottlieb Steen & Hamilton LLP